Dechert LLP
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Devon Roberson
Associate
Devon.Roberson@dechert.com
+1 202 261 3477 Direct
+1 202 261 3333 Fax

October 21, 2025

VIA EDGAR

Ryan Sutcliffe and Christoper Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 936 to the Registration Statement on Form N-1A

Dear Messrs. Sutcliffe and Bellacicco:

This letter responds to comments you provided to Cornelius Haggerty and me of Dechert LLP during telephonic discussions on September 23, 2025 and September 30, 2025 with respect to your review of Post-Effective Amendment No. 936 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on August 8, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering Institutional Shares of the Stablecoin Reserves Fund (the “Fund”), a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Defined terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Prospectus

1.

Comment: With respect to the first sentence of the “Summary–Principal Risks of the Fund—Liquidity Risk” disclosure, please confirm that the first part of the sentence (regarding investments illiquid investments) is accurate or revise as necessary.

Response: The Registrant respectfully notes that the Fund, as a money market fund regulated under Rule 2a-7 under the Investment Company Act of 1940, as amended (“Rule 2a-7”), may invest up to 5% of its total assets in illiquid securities. While the Fund generally does not expect to invest in illiquid securities, the Registrant believes this disclosure is appropriate.

October 21, 2025 Page 2

2.

Comment: In connection with the “Summary–Principal Risks of the Fund—Stablecoin Issuer Shareholder Transaction Risk”, please disclose who is or who are the stablecoin issuers who will invest in the Fund. Please also disclose supplementally whether the Fund will conduct due diligence on stablecoin issuers that purchase shares of the Fund as reserve assets.

Response: The Registrant respectfully notes that, while there are ongoing discussions with market participants about the Fund, the Registrant is unable to disclose which stablecoin issuers will invest in the Fund because the Fund has not yet launched and neither the Fund nor Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s distributor and transfer agent, has received any binding subscriptions to invest in the Fund. However, consistent with disclosure requirements under Form N-1A, the Registrant notes that once the Fund becomes operational, its principal holders will be disclosed in its statement of additional information in response to Item 18 thereunder.

Generally, shares of the Fund may be purchased only through Goldman Sachs or certain intermediaries that have a relationship with Goldman Sachs. Shareholders who open an account in the Fund directly with Goldman Sachs will be required to provide such necessary identifying information for Goldman Sachs to satisfy applicable anti-money laundering, know-your-customer and financial crimes compliance requirements.

3.

Comment: Please clarify in disclosure whether shares of the Fund are expected to be held by other investors, namely non-stablecoin issuer investors. If not, please supplementally explain how the Fund plans to ensure that shares of the Fund will be held by only one or more stablecoin issuers.

Response: While shares of the Fund are expected to be held primarily by one or more current or prospective stablecoin issuers as all or a portion of the reserve assets that back the stablecoins issued to their customers, shares of the Fund may be purchased by other investors that satisfy the minimum initial investment and other eligibility criteria. The Registrant has revised second paragraph under “Shareholder Guide—How To Buy Shares—How Can I Purchase Institutional Shares Of The Fund?” by adding the following as the second sentence of that paragraph:

Shares of the Fund may also be held by investors who are not stablecoin issuers, including institutional or individual investors.

October 21, 2025 Page 3

4.

Comment: We note in the “Summary–Principal Risks of the Fund—Stablecoin Issuer Shareholder Transaction Risk” disclosure, there is an explicit statement that the Fund does not invest in stablecoins or stablecoin issuers. Please disclose this statement more prominently.

Response: The Registrant has revised the disclosure by adding the following as the last sentence of the first paragraph in the “Summary – Principal Strategy” section:

The Fund does not invest in stablecoins or stablecoin issuers.

5.

Comment: In the same section referenced in Comment 4, please supplementally explain how the Fund plans to address any liquidity issues that may arise due to the potentially limited number of investors and large-scale redemptions generally.

Response: The Registrant believes that, consistent with Rule 2a-7, the Fund will hold securities that are sufficiently liquid to meet reasonably foreseeable investor redemptions in light of the Fund’s obligations and commitments. Moreover, the Registrant expects that, in light of the Fund’s investment restrictions and anticipated portfolio holdings, the Fund will be able to address potential liquidity needs and large-scale investor redemptions with available uninvested cash, by selling portfolio holdings and/or through permissible borrowings.

6.

Comment: In the “Investment Management Approach—Principal Investment Strategies—Additional Fund Characteristics and Restrictions” section, the “The Investors” bullet point notes that the Fund is generally designed for investors seeking a higher rate of return. Based on the Fund’s permitted investments, please explain this statement or revise.

Response: The Registrant has revised the disclosure by removing the sentence related to investors seeking a higher rate of return.

7.

Comment: In the same section referenced in Comment 6, we note that there is disclosure about the risk-limiting conditions under Rule 2a-7. Please ensure that this section also references relevant limitations under the GENIUS Act.

Response: While the Registrant believes the current disclosure is accurate, it has made the following change in response to the Staff’s comment:

October 21, 2025 Page 4

Dollar-Weighted Average Portfolio Life: Not more than 120 days (as required by Rule 2a-7). However, due to its investment strategy, the Fund does not intend to invest in securities with a remaining maturity of more than 93 days or issued with a maturity of more than 93 days, and therefore expects to have a weighted average portfolio life significantly less than 120 days.

8.	Comment: The Staff notes that the Fund does not invest in stablecoins. In light of this, please explain supplementally why the Fund’s name is not materially deceptive or misleading.

Response: The Registrant notes that the word “Reserves” modifies the word “Stablecoin” in the Fund’s name. The Registrant believes that the Fund’s name and accompanying disclosure make it clear that the Fund is primarily intended to serve as a vehicle for stablecoin issuers to maintain reserves backing their outstanding stablecoins, with investments limited to certain eligible reserve assets that payment stablecoin issuers are permitted to maintain under the GENIUS Act – hence the name “Stablecoin Reserves Fund.” Further, in response to Comment 4, the Registrant will add more prominent disclosure that the Fund does not invest in stablecoins.

9.

Comment: Please explain supplementally why issuers of permitted payment stablecoins, which do not offer yield, would invest their reserves in a money market fund which does offer yield to investors. Please also explain supplementally whether the Fund would be the only asset serving as reserves for stablecoin issuers investing in the Fund.

Response: The Registrant notes that the GENIUS Act requires that a stablecoin issuer “maintain identifiable reserves backing the outstanding payment stablecoins of the permitted payment stablecoin issuer on an at least 1 to 1 basis.” Among the types of instruments that a stablecoin issuer may hold as such reserves are United States currency, demand deposits, certain Treasury securities and repurchase agreements backed by certain Treasury securities, and shares issued by an investment company registered under the 1940 Act that are invested solely in underlying assets that qualify as eligible reserve assets. The Registrant notes that several of these instruments pay yield, interest, or other remuneration to their holders, and a stablecoin issuer may use such earnings to fund its operations, including legal and compliance obligations imposed by the GENIUS Act and regulations issued thereunder. The Fund intends to offer itself as a convenient vehicle for stablecoin issuers to maintain their reserves in a diversified portfolio of eligible reserve assets that offers daily liquidity and the ability to transact at a stable $1.00 price per share.

October 21, 2025 Page 5

The Registrant notes that whether the Fund is the only reserve asset for any particular stablecoin issuer is at the discretion of such issuer and not of the Fund.

10.

Comment: Please explain supplementally whether the Fund will be available to retail investors and, if so, please add disclosure to indicate this. If not, please supplementally explain how the Fund plans to ensure that Shares will not be held by retail investors.

Response: The Registrant notes that shares of the Fund generally may only be purchased through Goldman Sachs or certain intermediaries that have a relationship with Goldman Sachs, and the minimum initial investment is generally $10 million. Under certain circumstances, this investment minimum may be waived or applied at the intermediary level. Goldman Sachs does not intend to restrict the sale of Fund shares to intermediaries or other investors through whom retail investors may invest. As noted in response to Comment 3, the Registrant will add disclosure that shares of the Fund may also be held by investors who are not stablecoin issuers, including individual investors. The Registrant believes that its risk disclosure, including the “Large Shareholder Transactions Risk” and “Stablecoin Issuer Reserves Risk”, adequately disclose the risks associated with an investment in the Fund, including the risks that would be applicable to a shareholder who is not a stablecoin issuer.

* * * * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3477 if you wish to discuss this correspondence further.

Sincerely,

/s/ Devon Roberson
Devon Roberson

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Mohamed Elbarkatawy, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Cornelius J. Haggerty, Dechert LLP

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